Exhibit (a)(24)

BRODSKY & SMITH, LLC

Evan J. Smith, Esquire

Marc L. Ackerman, Esquire

1040 Kings Highway N., Suite 601

Cherry Hill, NJ 08034

856-795-7250

856-795-1799 (fax)

Attorneys for Plaintiff

BETTY GREENBERG, on behalf of herself	X	SUPERIOR COURT OF NEW JERSEY
and all others similarly situated,	:	MERCER COUNTY
	:	CHANCERY DIVISION
Plaintiff,	:
	:	DOCKET NO.
vs.	:
:
ORCHID CELLMARK, INC., EUGENE I.	:
DAVIS, THOMAS A. BOLOGNA, STEFAN	:	CLASS ACTION COMPLAINT
LOREN, PH.D., NICOLE S. WILLIAMS,	:
JAMES M. HART, PH.D., BRUCE D.	:	JURY TRIAL DEMANDED
DALZIEL, LABORATORY CORPORATION	:
OF AMERICA HOLDINGS AND OCM	:
ACQUISITION CORP.,	:
:
Defendants.	X

CLASS ACTION COMPLAINT

1. Plaintiff brings this shareholder class action on behalf of herself and all other public shareholders of Orchid Cellmark Inc. (“Orchid” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Laboratory Corporation of America Holdings (“LabCorp”), and OCM Acquisition Corp., a wholly owned subsidiary of LabCorp (“Merger Sub”) (collectively referred to as “Defendants”), for breaches of fiduciary duty by the Individual Defendants and the aiding and abetting of such breaches by LabCorp, in conjunction with the proposed acquisition of Orchid by LabCorp.

2. Under the terms of the Merger Agreement announced on April 6, 2011, LabCorp will pay $2.80 for each share of Orchid stock by means of a tender offer (the “Tender Offer”) and second step merger (the “Merger”) in an all-cash transaction valued at approximately $85.4 million (the “Proposed Transaction”). Pursuant to the Merger Agreement, LabCorp will commence the Offer on or before April 19, 2011, and it will remain open for 21 business days, unless extended in accordance with the Merger Agreement.

3. In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty and due care by, inter alia, (i) agreeing to sell Orchid without first taking steps to ensure that Plaintiff and other public shareholders of the Company would obtain consideration fair and adequate under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the other defendants without regard for Orchid’s public shareholders. Moreover, as alleged further herein, LabCorp and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty. Thus, each of the Defendants violated and continue to violate applicable law by directly breaching their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing.

4. The Proposed Transaction is unfair and undervalued for a number of reasons. The Company was well poised to continue to grow and achieve the significant upside potential that led analyst coverage of Orchid to value the Company’s stock at $6.00 per share. Moreover, consensus review of the deal focuses on LabCorp’s “stealth” move and the lack of premium being paid for LabCorp’s expansion into Europe as a result of the deal. Indeed, the Company’s recent SEC filings indicate increased earnings and paint a picture of a company strategically positioned for exclusive growth opportunities in both the United States and the United Kingdom.

5. Absent judicial intervention, the merger will be consummated, resulting in irreparable injury to Plaintiff and the Class. This action seeks to enjoin the unreasonable steps taken by the Defendants in entering into the merger agreement without attempting to maximize shareholder value. Immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff, on behalf of the Class, seeks only to level the playing field and to ensure that if shareholders are to be ultimately stripped of their respective equity interests through the Proposed Transaction, that the Proposed Transaction is conducted in a manner that is not overtly improper, unfair and illegal, and that all material information concerning the Proposed Transaction is disclosed to the Orchid shareholders so that they are able to make informed decisions as to whether to vote in favor or against the Proposed Transaction or to seek appraisal of their shares.

THE PARTIES

6. Plaintiff Betty Greenberg (“Plaintiff”) is the owner of common stock of Orchid Cellmark Inc. (“Orchid” or the “Company”) and has been the owner of such shares continuously since prior to the wrongs complained of herein.

7. Defendant Orchid Cellmark Inc. is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 4390 US Route One, Princeton, New Jersey. The Company is a leading international provider of DNA testing services primarily for forensic and family relationship applications. The Company at all times relevant hereto was listed and traded on the NASDAQ under the symbol “ORCH.”

8. Defendant Eugene I. Davis (“Davis”) has served as Chairman of the Board of Directors of the Company since November 2010.

9. Defendant Thomas A. Bologna (“Bologna”) has served as President and Chief Executive Officer and a member of the Board of Directors of the Company since April 2006.

10. Defendant Stefan Loren, Ph.D., (“Loren”) has served as a member of the Board of Directors of the Company since November 2010.

11. Defendant Nicole S. Williams (“Williams”) has served as a member of the Board of Directors of the Company since 2002.

12. Defendant James M. Hart, Ph.D. (“Hart”) has served as a member of the Board of Directors of the Company since January 2010.

13. Defendant Bruce D. Dalziel (“Dalziel”) has served as a member of the Board of Directors of the Company since April 2010.

14. The defendants referred to in paragraphs 8 through 13 are collectively referred to herein as the “Individual Defendants.”

15. By reason of the above Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with plaintiff and the other public stockholders of Orchid, and owe Plaintiff and the other members of the class the highest obligations of good faith, fair dealing, due care, loyalty and full, candid disclosure.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

16. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.

To diligently comply with these duties, the directors may not take any action that:

a. adversely affects the value provided to the corporation’s shareholders;

b. will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

c. contractually prohibits them from complying with their fiduciary duties;

d. will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

e. will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

17. As described herein, the individual Defendants have breached their fiduciary duties as they have agreed to sell Orchid without attempting to maximize shareholder value. Moreover, the Individual Defendants have improperly favored LabCorp over all other potential bidders by creating obstacles which violate their duty to create a level playing field.

18. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Transaction, the burden of proving the inherent or entire fairness of the Proposed Transaction, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action on its own behalf and as a class action pursuant to New Jersey Rules of Court 4:32 on behalf of all holders of Orchid stock who are being and will be harmed by Defendants’ actions described below (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any Defendants.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of April 15, 2011, there were approximately 30 million shares of Orchid common stock outstanding.

22. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

a. whether Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

b. whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

c. whether the Defendants have erected provisions designed to deter other interested bidders;

d. whether Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, candor and fair dealing;

e. whether the Proposed Transaction compensation payable to plaintiff and the Class is unfair and inadequate; and

f. whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

23. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

24. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

25. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

26. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

27. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATIONS

28. On October 7, 2010 the Company announced its engagement by five U.K. police forces in the East Midlands region. Each three-year contract, extendable for an additional seven years, is to conduct DNA analysis of crime scene samples for submission to the National DNA Database. Thomas Bologna (“Bologna”), Orchid’s president and chief executive officer said, “[t]his award marks an expansion of the company’s footprint across the U.K., connecting us with police forces we have not previously worked with. We are delighted with our success in this latest tender which is part of the ongoing UK police national procurement exercise.”

29. On November 4, 2010, Orchid reported revenues increased 18% for the third quarter 2010 and gross margin increased to 38%. Said Bologna, “Our third quarter results reflect the inherent strength of our business [...] Our U.K. operation was particularly strong as a result of significant organic top line growth [and] the consolidation of our U.S. testing facilities and increased CODIS and government paternity business has already favorably impacted our US. results.”

30. The Company continued to report positive developments and exciting growth opportunities. On December 16, 2010 Orchid announced it had executed a three-year extension to a forensic testing contract with the Illinois State Police (ISP). Under the contract, Orchid is the sole private DNA testing provider to the ISP through 2013. According to Defendant Bologna, this contract extension is significant and a potential sign of wholesale changes in the administration of DNA testing in the U.S. “This extension is important because Illinois [...] is at the forefront of DNA testing and we believe this law sets a new standard for other states to follow. While New York, Los Angeles, San Francisco, Memphis and Cleveland have adopted similar policies, Illinois is the first state to enact it as law,” Bologna explained.

31. On January 18, 2011, Orchid announced it had executed a multi-year contract with the U.K. Child Maintenance and Enforcement Commission for the exclusive provision of DNA paternity testing services under the Orchid brand. “The consistent high quality of our service provision over the last five years is again recognized by the re-award of this contract. Retaining this contract is a reflection of the quality of our people and the service they provide,” said Bologna.

32. Reflecting the positive business environment for the Company, Orchid’s fourth quarter and year-end 2010 financial statements continued a trend of increasing revenues. Total service revenues were up 12% for the quarter and 10% for the year. Added Bologna, “Fourth quarter results reflect continued company growth.”

33. With the Company’s strong recent performance as prelude, on April 6, 2011, the Company and LabCorp jointly issued a Press Release which stated in pertinent part as follows:

BURLINGTON, N.C., PRINCETON, N.J.— April 6, 2011—Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) and Orchid Cellmark Inc. (NASDAQ: ORCH), an international provider of DNA testing services primarily for forensic and family relationship applications, today announced that they have entered into a definitive agreement and plan of merger under which LabCorp will acquire all of the outstanding shares of Orchid Cellmark in a cash tender offer for $2.80 per share for a total purchase price to stockholders and optionholders of approximately $85.4 million. Orchid Cellmark strengthens LabCorp’s presence and strong brand name in identity testing in the US and establishes its presence in identity testing in the UK.

“We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

“The transaction underscores the fundamental value of the Orchid Cellmark business, the talent and expertise of our global team and the quality of our testing service offerings,” said Eugene Davis, Chairman of the Board of Directors of Orchid Cellmark. “LabCorp is a company known for bringing high quality DNA testing services to the market making our businesses very compatible.”

Under the terms of the agreement and plan of merger, LabCorp has formed an acquisition subsidiary, OCM Acquisition Corp., that will commence a tender offer to purchase all outstanding shares of Orchid Cellmark for $2.80 per share. Following the completion of the tender offer, LabCorp expects to consummate a merger of OCM Acquisition Corp. and Orchid Cellmark in which shares of Orchid Cellmark that have not been purchased in the tender offer will be converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer and the merger are subject to customary closing conditions set forth in the agreement and plan of merger, including the acquisition by OCM Acquisition Corp. of a majority of Orchid Cellmark’s fully diluted shares in the tender offer and the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The closing of the acquisition is expected in the second quarter of 2011.

The Board of Directors of Orchid Cellmark has determined that the offer and the merger are advisable, fair to, and in the best interests of Orchid Cellmark and its stockholders, approved the agreement and plan of merger and the other transactions contemplated thereby, including the tender offer, and recommended that the Orchid Cellmark stockholders accept the offer and tender their shares in the offer when it is made.

The $85.4 million total estimated purchase price to stockholders of the transaction is based on Orchid Cellmark’s approximately 30.5 million fully diluted shares outstanding including options with an exercise price less than $2.80 per share. Less Orchid Cellmark’s cash, cash equivalents and available for sale securities as of December 31, 2010, LabCorp’s total net consideration payable is approximately $65.6 million.

34. According to Justin Sharon of Minyanville, a premium of just 39.3% to closing price of Orchid on April 5, 2011 is actually a “blooming bargain by all accounts.” LabCorp is paying only 1.3 times revenues to acquire a booming British forensic franchise — 50% of Orchid’s $64 million in 2010 revenues came from the country — with substantial cost savings and tax benefits thrown in for good measure. Adds Sharon, “The deal is expected to add about $0.03 to its 2011 earnings per share — before any synergies.” By eliminating its largest competitor, LabCorp is well positioned to ride the ongoing trend towards DNA acceptance, currently still less developed here than in the United Kingdom (“U.K.”).

35. Additionally, both companies expressly acknowledged in the press release that the Proposed Transaction is calculated to benefit LabCorp. Specifically, the press release provides, in pertinent part, as follows:

We are very pleased that Orchid Cellmark, a premier DNA testing business with a strong reputation for exceptional quality, reliability and customer service is joining our family,” said David P. King, Chairman and Chief Executive Officer of LabCorp. “The proposed acquisition of Orchid Cellmark significantly diversifies and strengthens our specialized forensic and family relationship testing.”

36. As of April 15, 2011, at least one Yahoo! Finance analyst set a $6.00 per share target price for the Company, well above the Proposed Transaction price. This is further indicative of the substantial bargain by which LabCorp intends to acquire Orchid.

37. The timing of the Proposed Transaction has been engineered to capitalize on the Company’s position as an established leader in identity testing segments before revenues of an emerging U.S. market are realized. Currently the U.S. has a huge sexual assault kit backlog, arrestee legislation in effect in nearly half the states as well as untapped DNA forensic testing applications (i.e. burglary, auto theft). If the Proposed Transaction is consummated it will result in Orchid’s shareholders being cashed out of their interest in the Company at below the Company’s true value. Given the Company’s strong U.S. and international brand equity, state-of-the-art facilities abroad, and position for growth, the Offer Price is inadequate.

38. According to Orchid’s Investor Presentation on December 20, 2010, the Company is strategically positioned for accelerated growth driven by the U.K. decision to close Forensic Science Service (“FSS”). Already among the top three DNA testing providers in the U.K., the country’s shift from government run labs to all private sector work through a tendering process, creates an opportunity for “steady growth potential.”

39. The U.K. House Department’s decision to wind-down FSS by March 2012 removes from the DNA market a key competitor of Orchid and coincides with the Company’s operational and staffing expansion to support its continuing U.K. growth trajectory. “We believe this development could have a significant impact on our U.K. forensics business,” said Bologna. “The operational and staffing decisions we have been making in the U.K. have delivered increased capacity for the provision of high quality forensic services to meet the changing requirements of U.K. police forces.”

40. Orchid recently opened two new state-of-the-art DNA labs to keep pace with the Company’s growth opportunities and expanding employee base.

41. Further, Orchid has successfully shifted from sub-contractor to a direct supplier of DNA testing thereby increasing profit by removing the middle man and has recently won a significant share of Northwest/Southwest and Wales regional tenders.

42. Growth opportunities for Orchid abound in the U.S. as well. Currently the U.S. market for DNA testing is large, untapped and the competition is fragmented. However, the Company, in its Investor Presentation on December 20, 2010, foresees a forensics market which should grow steadily based on increasing casework backlogs, an increasing number of states adopting Arrestee Testing (three more states passed legislation in 2010 bringing the total number of states to 24) federal, state and media attention to the backlog of sexual assault kits not being processed and property crime opportunities.

43. Accordingly, LabCorp is acquiring Orchid at the most opportune time, at a time when Orchid is poised for growth and its stock price is trading at a discount to the Company’s intrinsic value.

44. Following the announcement of the Proposed Transaction, LabCorp is itself trading up, something which doesn’t often occur with an acquirer and a “solid indication that the market feels that LabCorp got itself a steal of a deal,” Sharon added.

45. As demonstrated above, the Defendants entered into the Merger Agreement agreeing to sell the Company for an inadequate Offer Price, the Company was performing well and poised for significant growth amid its substantial market share in the U.K and strategic position both in the U.K and the U.S. Thus, there was no reason for Defendants to rush into a transaction with LabCorp.

46. Therefore, the Proposed Transaction will allow LabCorp to purchase Orchid at an unfairly low price while availing itself of LabCorp’s significant value and upside or long-term potential.

PRECLUSIVE DEAL PROTECTION MECHANISMS

47. The Merger Agreement contains a “no solicitation” provision that restricts Orchid from considering alternative acquisition proposals by, inter alia, constraining the Company’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, Section 5.2 of the Merger Agreement prohibits Orchid from soliciting, encouraging, initiating, engaging or knowingly facilitating any inquiries, proposals or offers with respect to or that constitutes, or that may reasonably be expected to lead to, any “Takeover Proposal” as defined in the Merger Agreement. However, even the Board’s consideration of unsolicited proposal is restricted; prior to considering any such proposal, the Board must determine, in consultation with its financial advisors and outside legal counsel, that its fiduciary duties require it to consider the proposal. Thus, the Board cannot consider alternative proposals even if it reasonably believes that any such proposal would be beneficial to shareholders.

48. The Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, Defendants agreed to provide LabCorp information in order to match any other offer, thus providing LabCorp access to the unsolicited bidder’s financial information and giving LabCorp the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of LabCorp.

49. Moreover, the Merger Agreement contains certain provisions that unduly benefit LabCorp by making an alternative transaction either prohibitively expensive or otherwise impossible. For example, the Merger Agreement contains a termination fee provision that requires Orchid to pay $2,500,000.00 and up to $500,000.00 in Termination Expenses to LabCorp if the Merger Agreement is terminated under certain circumstances. For instance, under one scenario, Orchid must pay this fee even if it consummates any Acquisition Proposal (as defined in the Merger Agreement) within 12 months following the termination of the Merger Agreement.

50. In contrast, the Merger Agreement only requires LabCorp to pay a “Parent Termination Fee” of $150,000.00 under very specific circumstances.

51. Thus, the termination fee payable by Orchid will make the Company that much more expensive to acquire for potential purchasers, while resulting in a corresponding decline in the amount of consideration payable to Orchid shareholders.

52. Additionally, the Merger Agreement contains provisions that permit LabCorp to purchase Orchid regardless of whether a majority of the Company’s shareholders support the deal or not.

53. Specifically, Section 1.13 of the Merger Agreement (“Section 1.13”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Purchaser an irrevocable option (the “Top-Up Option”), exercisable only upon the terms and subject to the conditions set forth herein, to purchase at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent, Purchaser and their respective Subsidiaries at the time of such exercise, shall constitute one share more than 90% of the shares of Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of Common Stock pursuant thereto, the Short Form Threshold would be reached (assuming the issuance of the Top-Up Option Shares); and provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock (reduced by the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any vested Options, SARs, RSUs, warrants, or other rights to acquire shares of Common Stock outstanding on the date of exercise of the Top-Up Option).

54. The Top-Up Option ensures that LabCorp will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s minority common stockholders for the entirely unfair price of $2.80 per share.

55. In reality, LabCorp does not even have to pay Orchid for the shares issued pursuant to the Top-Up Option. Pursuant to Section 1.13(d), the “Top-Up Consideration” may be paid by issuance of a full-recourse promissory note by Merger Sub guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at applicable federal rate per annum and due on the first anniversary of the Top-Up Closing (which promissory note may be prepaid, in whole or in part, without premium or penalty).

56. Moreover, although Delaware law provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrates the Defendants’ intent to facilitate LabCorp’s acquisition of Orchid without such a vote. Section 1.12 addresses Merger Without Meeting of Shareholders:

Notwithstanding the terms of Section 1.11, in the event that Parent, Purchaser and their respective Subsidiaries shall own of record, in the aggregate, at least 90% of the outstanding shares of each class of capital stock of the Company entitled to vote on the adoption of this Agreement under the DGCL (the “Short Form Threshold”), following the Acceptance Time and the expiration of any “subsequent offering period” provided by Purchaser pursuant to and in accordance with this Agreement, if applicable, and the exercise of the Top-Up Option, if applicable, Parent shall cause the Merger to become effective as promptly as practicable, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

57. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Transaction and the Proposed Transaction is the product of the Board’s breaches of fiduciary duty, aided and abetted by LabCorp and Orchid.

COUNT I

AGAINST ALL INDIVIDUAL DEFENDANTS FOR BREACHES OF THE FIDUCIARY DUTIES OF

GOOD FAITH AND LOYALTY, AND FOR FAILING TO MAXIMIZE SHAREHOLDER VALUE

58. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

59. As alleged herein, Defendants have accepted an offer to sell Orchid at a price that fails to reflect the true value of the Company, thus depriving common stock shareholders of the reasonable, fair and adequate value of their shares. The consideration being offered and accepted represents a nominal premium over the closing share price on the day the deal was announced, and a significant discount when compared to both the analyst target estimates of the Company, the strategic position of the Company in the U.S. and U.K. market as well as the many growth opportunities present. There is no indication the Proposed Transaction was the result of a competitive bidding process or arms’-length negotiation where all possible synergistic acquirers were vetted

60. The Individual Defendants were and are under a duty:

(a)	to fully inform themselves of Orchid’s market value before taking, or agreeing to refrain from taking, action;

(b)	to act in the interests of the equity owners;

(c)	to maximize shareholder value;

(d)	to act in accordance with their fundamental duties of due care and loyalty.

61. By the acts, transactions and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme or in breach of their fiduciary duties to plaintiff and the other members of the Class, are attempting unfairly to deprive plaintiff and other members of the Class of the true value of their investment in Orchid.

62. Orchid shareholders will, if the transaction is consummated, be deprived of the opportunity for substantial gains which the Company may realize.

63. By reason of the foregoing acts, practices and course of conduct, defendants have breached their fiduciary obligations toward plaintiff and the other Orchid public stockholders.

64. As a result of the actions of defendants, plaintiff and the other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Orchid’s assets and businesses and will be prevented from obtaining appropriate consideration for their shares of Orchid Common stock.

65. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will exclude the Class from its fair proportionate share of Orchid’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

66. Plaintiff and the Class have no adequate remedy at law.

COUNT II

AIDING AND ABETTING THE BOARD’S BREACHES OF FIDUCIARY DUTY AGAINST

DEFENDANTS LABCORP AND ORCHID

67. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

68. Defendants LabCorp and Orchid knowingly assisted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, LabCorp obtained sensitive non-public information concerning Orchid’s operations and thus had the advantage to acquire the Company at an unfair price.

69. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

70. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in her favor and in favor of the Class and against defendants as follows:

1.	Declaring that this action is properly maintainable as a class action;

2.	Declaring and decreeing that the Merger Agreement was entered into in breach of the fiduciary duties of the Individual Defendants and is therefore unlawful and unenforceable;

3.	Enjoining defendants from proceeding with the Merger Agreement;

4.	Enjoining defendants from consummating the Proposed Transaction, or a business combination with a third party, unless and until the Company adopts and implements a procedure or process, such as an auction, to obtain the highest possible price for the Company;

5.	Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

6.	Rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof;

7.	Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts, fees;

8.	Granting such other and further relief as this Court may deem just and proper.

Dated: April 19, 2011	BRODSKY & SMITH, LLC

	By:	/s/ Evan J. Smith
Evan J. Smith, Esquire Marc L. Ackerman, Esquire 1040 Kings Highway N., Suite 601 Cherry Hill, NJ 08034 856-795-7250 856-795-1799 (fax)

Attorneys for Plaintiff